Exhibit 99.4

Case 1:18-cv-01763-CCB Document 1 Filed 06/14/18 Page 1 of 18

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF MARYLAND

Northern Division

ARTHUR RUSCHER,	)
4015 57th St. East	)
Brandenton, Manatee County, FL 34208)
	)	Case No.
Plaintiff,	)
	)	JURY TRIAL DEMANDED
v.	)
	)	COMPLAINT FOR VIOLATION
CYS INVESTMENTS, INC.,	)	OF THE SECURITIES EXCHANGE ACT OF 1934
c/o The Corporation Trust, Inc.	)
2405 York Road, Suite 201)
Lutherville Timonium, MD 21093,	)
)
KEVIN E. GRANT,	)
c/o The Corporation Trust, Inc.	)
2405 York Road, Suite 201)
Lutherville Timonium, MD 21093,	)
)
TANYA S. BEDER,	)
c/o The Corporation Trust, Inc.	)
2405 York Road, Suite 201)
Lutherville Timonium, MD 21093,	)
)
KAREN HAMMOND,	)
c/o The Corporation Trust, Inc.	)
2405 York Road, Suite 201)
Lutherville Timonium, MD 21093,	)
)
RAYMOND A. REDLINGSHAFER, JR.,	)
c/o The Corporation Trust, Inc.	)
2405 York Road, Suite 201)
Lutherville Timonium, MD 21093,	)
)
DALE A. REISS,	)
c/o The Corporation Trust, Inc.	)
2405 York Road, Suite 201)
Lutherville Timonium, MD 21093,	)
)
and	)
)
JAMES A. STERN,	)
c/o The Corporation Trust, Inc.	)

Case 1:18-cv-01763-CCB Document 1 Filed 06/14/18 Page 2 of 18

2405 York Road, Suite 201)
Lutherville Timonium, MD 21093)
)
)
Defendants. )
)

Plaintiff Arthur Ruscher (“Plaintiff”), by and through his undersigned attorneys, brings this action against CYS Investments, Inc. (“CYS” or the “Company”), the members of the Company’s board of directors (collectively referred to as the “Board” or the “Individual Defendants,” and, together with CYS, the “Defendants”) for violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a), 78t(a), and SEC Rule 14a-9, 17 C.F.R. 240.14a-9, in connection with the proposed merger (the “Proposed Transaction”) by and among CYS, Two Harbors Investment Corp. (“Parent”), and Eiger Merger Subsidiary LLC (“Merger Sub,” and collectively with Parent, “Two Harbors”). Plaintiff alleges the following based upon personal knowledge as to hisself, and upon information and belief, including the investigation of Counsel, as to all other matters.

NATURE OF THE ACTION

1. On April 25, 2018, CYS entered into an Agreement and Plan of Merger (“Merger Agreement”) with Two Harbors, pursuant to which Two Harbors will acquire all outstanding stock of CYS. As part of the Proposed Transaction, CYS common stock will be exchanged for stock in Two Harbors and total cash of $15,000,000 divided among outstanding shares of CYS common stock. Each outstanding share of CYS common stock will receive an amount of Two Harbors stock calculated by dividing (i) CYS’s adjusted book value per share, multiplied by 96.75%, by (ii) Two Harbors’ adjusted book value per share, multiplied by 94.20%. The actual exchange ratio will be publicly announced at least five business days before the special meeting of CYS stockholders held to approve the Proposed Transaction.

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2. Defendants have violated the above-referenced Sections of the Exchange Act by causing a materially incomplete and misleading Form S-4 Registration Statement (the “Registration Statement”) to be filed with the SEC on May 25, 2018. As part of the Registration Statement, the CYS Board recommends that CYS stockholders vote in favor of the Proposed Transaction at the upcoming stockholder special meeting (the “Stockholder Vote”), scheduled for July 27, 2018, and agree to exchange their shares pursuant to the terms of the Merger Agreement based among other things on internal and external factors examined by the Board to make its recommendation and an opinion rendered by the Company’s financial advisors, Barclays Capital, Inc. (“Barclays”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”).

3. Specifically, the Registration Statement contains materially incomplete and misleading information concerning: (i) the Company’s financial projections; (ii) the valuation analyses performed by the Company’s financial advisors; (iii) the background process leading up to the Proposed Transaction; and (iv) the potential conflicts of interest faced by the Company’s financial advisors..

4. The special meeting of CYS stockholders to vote on the Proposed Transaction is forthcoming on July 27, 2018. Therefore, it is imperative that the material information omitted from the Registration Statement is disclosed to the Company’s shareholders prior to the Stockholder Vote so that they can properly exercise their corporate suffrage rights.

5. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from consummating the Proposed Transaction unless and until the material information discussed below is disclosed to CYS’s stockholders or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants’ violations of the Exchange Act.

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PARTIES

6. Plaintiff is, and at all relevant times has been, a stockholder of CYS.

7. Defendant CYS is a Maryland corporation and maintains its principal executive offices at 500 Totten Pond Road, 6th Floor, Waltham, Massachusetts, 02451. CYS’s common stock is listed on the New York Stock Exchange under the ticker symbol “CYS”.

8. Defendant Kevin E. Grant has served as President, CEO, Chairman, and as a director of the Company since 2006, when he founded the Company.

9. Defendant Tanya S. Beder has been a director of the Company since 2012.

10. Defendant Karen Hammond has served as a director of the Company since 2014.

11. Defendant Raymond A. Redlingshafer, Jr. has served as a director of the Company since 2006.

12. Defendant Dale A. Reiss has served as a director of the Company since 2015.

13. Defendant James A. Stern has served as a director of the Company since 2006.

14. The parties in paragraphs 8 through 13 are referred to herein as the “Individual Defendants” and/or the “Board,” collectively with CYS the “Defendants.”

15. Non-party Two Harbors is a Maryland corporation and a party to the Merger Agreement. Two Harbors is headquartered at 575 Lexington Avenue, Suite 2930, New York, New York, 10022. Two Harbors common stock is listed on the New York Stock Exchange under the ticker symbol “TWO.”

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JURISDICTION AND VENUE

16. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Section 14(a) and 20(a) of the Exchange Act.

17. Personal jurisdiction exists over each Defendant either because the Defendant is incorporated in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over Defendant by this Court permissible under traditional notions of fair play and substantial justice.

18. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because: (i) the conduct at issue took effect under the laws in this District; (ii) CYS is incorporated in this District and each of the Individual Defendants, and Company officers or directors, either resides in this District or has extensive contacts within this District; (iii) a substantial portion of the transactions and wrongs complained of herein, occurred under the laws of this District; (iv) relevant documents pertaining to Plaintiff’s claims are stored (electronically and otherwise), and evidence exists, in this District; and (v) Defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

SUBSTANTIVE ALLEGATIONS

Company Background and the Proposed Transaction

19. CYS is a finance company that invests in agency residential mortgage-backed securities (“RMBS”) collateralized by single-family residential mortgages, as well as U.S. Treasury debt securities. The Company is organized under the laws of Maryland and is taxed as a real estate investment trust (“REIT”) for federal income tax purposes.

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20. On April 26, 2018, Two Harbors announced the Proposed Transaction by press release, which states in relevant part:

NEW YORK—(BUSINESS WIRE)— Two Harbors Investment Corp. (NYSE: TWO) (“Two Harbors”), a leading hybrid mortgage real estate investment trust (“REIT”), and CYS Investments, Inc. (NYSE: CYS) (“CYS”), an Agency mortgage REIT, announced today that they have entered into a definitive merger agreement under which Two Harbors will acquire CYS.

In connection with the merger, CYS stockholders will exchange their shares of CYS common stock for newly issued shares of Two Harbors common stock as well as aggregate cash consideration of $15,000,000. The number of Two Harbors shares issued will be based on an exchange ratio to be determined by dividing 96.75% of CYS’ adjusted book value per share by 94.20% of Two Harbors’ adjusted book value per share. For illustrative purposes, assuming the merger occurs and the exchange ratio was based on March 31, 2018 adjusted book value per share, CYS stockholders would receive $7.79 of combined cash and stock consideration per share of CYS common stock owned, which represents a premium of approximately 17.7% over the CYS closing price per share on April 25, 2018. The actual exchange ratio for the merger will be publicly announced at least five business days prior to the required stockholder votes on the merger.

Two Harbors and CYS will hold a joint conference call at 9:00 A.M. Eastern Time on April 26, 2018 to discuss the merger. To participate in the teleconference, please call toll-free (877) 868-1835, Conference Code 7197703, (or (914) 495-8581 for international callers) approximately 10 minutes prior to the above start time. You may also listen to the teleconference live via the Internet and review related materials at www.twoharborsinvestment.com in the Investor Relations section under the Events and Presentations link.

Anticipated Benefits to Two Harbors Stockholders from the Merger

•	Additional capital supports continued growth in target assets: A larger capital base will support the continued growth across Two Harbors’ target assets, and positions Two Harbors to take advantage of market opportunities as they arise.

•	Improved cost structure: Expect that the combination of Two Harbors and CYS will create cost efficiencies and decrease Two Harbors’ other operating expense ratio by 30 to 40 basis points. Additionally PRCM Advisers’ agreement to reduce its base management fee on the new CYS equity will further enhance operating cost efficiencies in the year following the close of the transaction.

•	Expect to maintain $0.47 per share quarterly dividend: Following the close of the transaction, Two Harbors anticipates that its current quarterly dividend of $0.47 will be sustainable through 2018, subject to market conditions and the discretion and approval of Two Harbors’ Board of Directors.

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•	Enhanced scale and liquidity with potential for premium valuation: With a pro forma equity base of nearly $5.0 billion, Two Harbors stockholders will benefit from the scale, liquidity and capital alternatives of a larger combined company. Additionally, larger capitalized mortgage REITs have historically carried premium valuations.

•	Anticipate improved Agency spreads in 2018: If so, Two Harbors believes this deal will be accretive to earnings and endorses the capital raising attendant to this transaction.

Anticipated Benefits to CYS Stockholders from the Merger

•	Enhanced scale and liquidity: CYS stockholders will benefit from increased operating scale, liquidity and capital alternatives available to a larger combined company.

•	Meaningful premium to CYS stockholders: Based on March 31, 2018 adjusted book values per share, CYS stockholders would receive $7.79 of combined cash and stock consideration per share of CYS common stock, which represents a premium of approximately 17.7% over the CYS closing price per share on April 25, 2018.

•	Benefit from a more diversified business model: Two Harbors’ hybrid business model is positioned to withstand periods of market volatility and is comprised of a mix of asset classes and a platform that is challenging to replicate. Two Harbors’ portfolio includes a Rates strategy comprised of Agency RMBS paired with mortgage servicing rights (“MSR”), and a Credit strategy, comprised primarily of deeply discounted, legacy non-Agency RMBS.

•	Strong stewards of capital: Two Harbors has a history of being strong stewards of its stockholders’ capital. Since 2009, Two Harbors has outperformed its peer group and has grown its book value with less volatility. Additionally, Two Harbors has a stock repurchase program in place to support its stock.

About the Merger

Upon the closing of the merger, CYS stockholders will exchange their shares of CYS common stock for newly issued shares of Two Harbors common stock as well as aggregate cash consideration of $15,000,000, payable to CYS stockholders on a pro rata basis.

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The number of Two Harbors shares to be received by CYS stockholders will be based on an exchange ratio to be determined by dividing 96.75% of the CYS adjusted book value per share by 94.20% of the Two Harbors adjusted book value per share. As defined in the Merger Agreement, adjusted book value per share for each company means (i) such company’s total consolidated common stockholders’ equity after giving pro forma effect to any dividends or other distributions for which the record date is after the exchange ratio determination date but prior to the closing of the merger and as modified for potential transaction-related adjustments, divided by (ii) each respective company’s number of shares of common stock issued and outstanding, including shares issuable upon the vesting of restricted stock.

As of March 31, 2018, the adjusted book value per share for Two Harbors and CYS, on a pro forma basis, would have been $15.63 and $7.41, respectively, representing an exchange ratio of 0.4872x, with each share of CYS being exchanged for 0.4872 shares of Two Harbors. For illustrative purposes, under a pro forma exchange ratio, assuming the merger occurs and the exchange ratio was calculated as of March 31, 2018, CYS stockholders would receive approximately 75.7 million Two Harbors shares (representing approximately 30% of the Two Harbors’ total outstanding shares immediately following the merger), which, in combination with the cash consideration of $15,000,000, would value CYS at approximately $7.79 per share of common stock. This valuation represents a premium of approximately 17.7% above the closing price per share of CYS common stock on the New York Stock Exchange on April 25, 2018.

The actual exchange ratio for the merger will be publicly announced at least five business days prior to the required stockholder votes on the merger.

In connection with the merger, PRCM Advisers LLC, Two Harbors’ external manager, a subsidiary of Pine River Capital Management L.P., has agreed to reduce the base management fee it charges Two Harbors with respect to the additional equity under management resulting from the merger from 1.5% of Stockholders’ Equity on an annualized basis to 0.75% through the first anniversary of the closing of the merger. PRCM Advisers LLC will also make a one-time downward adjustment of $15,000,000 to the management fees payable by Two Harbors for the quarter in which the merger closes. PRCM Advisers has also agreed to a post-closing downward adjustment of up to $3.3 million to reimburse Two Harbors for certain transaction related expenses.

In addition to the above consideration, Two Harbors would assume the existing notional $75 million in CYS 7.75% Series A cumulative redeemable preferred stock and $200 million in CYS 7.50% Series B cumulative redeemable preferred stock.

Following the closing of the transaction, all senior management positions will continue to be led by Two Harbors’ personnel and Two Harbors Board of Directors will be expanded to include two additional independent directors from CYS Investments’ current board, James Stern and Karen Hammond.

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The completion of the merger is subject to the satisfaction of certain customary conditions, and is subject to the approval of the stockholders of both Two Harbors and CYS. The companies expect the transaction to close in the third quarter of 2018.

“We are pleased to announce the acquisition of CYS Investments, which we believe represents a unique opportunity to create value for our stockholders,” stated Thomas Siering, Two Harbors’ President and Chief Executive Officer. “This transaction offers Two Harbors stockholders the opportunity to benefit from additional capital, supporting continued growth in our target assets, as well as an improved cost structure. The combination of the two companies also supports the potential for the premium valuation of a pro forma Two Harbors.”

“We are excited about the opportunity to merge with Two Harbors and believe that our stockholders will benefit from the increased scale, diversification and liquidity of the combined companies,” stated Kevin Grant, CYS Investments’ Chairman, Chief Executive Officer, President and Chief Investment Officer. “Two Harbors has a long history of being strong stewards of capital and we believe this transaction should enhance value for our stockholders over the long-term.”

JMP Securities LLC is serving as financial advisor, and Sidley Austin LLP is serving as legal advisor to Two Harbors. Barclays Capital Inc. and Credit Suisse Securities (USA) LLC are serving as financial advisors, and Vinson & Elkins LLP is serving as legal advisor to CYS.

The Registration Statement is Materially Incomplete and Misleading

21. On May 25, 2018, in order to convince the stockholders of Two Harbors and CYS to vote in favor of the Proposed Transaction, Defendants authorized the filing of a materially incomplete and misleading Registration Statement containing the recommendation of the Board. The Registration Statement solicits the Company’s stockholders to vote in favor of the Proposed Transaction. Defendants were obligated to carefully review the Registration Statement before it was filed with the SEC and disseminated to the Company’s stockholders to ensure that it did not contain any material misrepresentations or omissions. However, the Registration Statement misrepresents and/or omits material information that is necessary for the Company’s stockholders to make an informed decision concerning whether to vote in favor of the Proposed Transaction, in violation of Sections 14(a) and 20(a) of the Exchange Act.

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Barclays’ Valuation Analyses and Fairness Opinion

22. The Registration Statement describes Barclays’ fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Barclays’ fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, CYS’s stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Barclays’ fairness opinion in determining how to cast their vote on the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to CYS’s stockholders.

23. With respect to Barclays’ Dividend Discount Analysis, the Registration Statement omits the projected dividends for both CYS and Two harbors provided by the Company’s management.

24. With respect to Barclays’ Selected Comparable Company Analysis and Selected Precedent Transaction Analysis, the Registration Statement fails to disclose the individual multiples Barclays calculated for each company and transaction utilized in the analyses. The omission of these multiples renders the summary of the analysis and the implied values materially misleading. A fair summary of the analyses requires the disclosure of the individual multiples; merely providing the range that a banker applied is insufficient, as CYS stockholders are unable to assess whether Barclays applied appropriate multiples, or, instead, applied unreasonably low multiples in order to drive down the Company’s valuation.

Credit Suisse’s Valuation Analyses and Fairness Opinion

25. The Registration Statement also describes Credit Suisse’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Credit Suisse’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, CYS’s stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Credit Suisse’s fairness opinion in determining how to cast their vote on the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to CYS’s stockholders.

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26. With respect to Credit Suisse’s Dividend Discount Analysis, the Registration Statement omits the projected dividends for both CYS and Two harbors provided by the Company’s management, as well as the inputs and assumptions underlying the discount rates applied by Credit Suisse.

27. With respect to Credit Suisse’s Selected Comparable Company Analysis and Selected Precedent Transaction Analysis, the Registration Statement fails to disclose the individual multiples Credit Suisse calculated for each company and transaction utilized in the analyses. The omission of these multiples renders the summary of the analysis and the implied values materially misleading. A fair summary of the analyses requires the disclosure of the individual multiples; merely providing the range that a banker applied is insufficient, as CYS stockholders are unable to assess whether Credit Suisse applied appropriate multiples, or, instead, applied unreasonably low multiples in order to drive down the Company’s valuation.

Material Omissions Concerning the Sales Process

28. The Registration Statement also fails to disclose or misstate material information relating to the sale process leading up to the Proposed Transaction.

29. The Registration Statement discloses that CYS entered into nondisclosure agreements that contained “customary standstill provisions” with six potential bidders other than Two Harbors. However, the Registration Statement omits whether these standstill provisions expired upon announcement of the Proposed Transaction or contain so-called “don’t-ask-don’t-waive” (“DADW”) provisions that preclude these parties from making a topping bid for the Company. A DADW provision prevents a party from approaching the Company’s Board privately

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to request a waiver of the standstill provision in order to submit a superior proposal. This omission is particularly notable because the Registration Statement discloses that the Merger Agreement prohibits CYS or its subsidiaries from terminating, waiving, amending, or modifying any provision of the standstill provisions. Thus the Board has potentially willfully blind itself to any superior offers from these six parties. Such information is material to CYS stockholders as a reasonable CYS stockholder would find it material and important to their voting decision whether or not parties that had previously been interested in a potential acquisition of the Company are now foreclosed from submitting superior proposals.

30. Defendants’ failure to provide CYS stockholders with the foregoing material information renders the statements in the Background of the Merger section of the Registration Statement false and/or materially misleading.

Material Omissions Concerning the Potential Conflicts of Interest Faced by Barclays

31. The Registration Statement also fails to disclose or misstate material information relating to previous engagements between Barclays and the Company or Two Harbors.

32. The Registration Statement discloses that Barclays “has performed varous investment banking services for CYS and Two Harbors in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services.” However, the Registration Statement fails to disclose the amount of compensation that Barclays has received in the past from either party, or the details of any of the services performed. This omission is in clear violation of Item 1015 of SEC Regulation M-A, which requires disclosure of “any compensation received [in the past two years] or to be received as a result of the relationship . . . .” 17 C.F.R. § 229.1015.

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33. This key omission materially misleads CYS stockholders as to incentives facing Barclays, including the repayment for past engagements through the fee paid for the Proposed Transaction, and the prospect of future engagements and compensation from affiliates of Two Harbors following the financial advisor’s blessing of the Proposed Transaction. Without this information, CYS stockholders have received a materially misleading statement as to the objectivity and accuracy of the financial advisors’ fairness opinions.

34. In sum, the omission of the above-referenced information renders statements in the Registration Statement materially incomplete and misleading in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the special shareholder meeting to vote on the Proposed Transaction, Plaintiff will be unable to make a fully-informed decision regarding whether to vote in favor of the Proposed Transaction, and is thus threatened with irreparable harm, warranting the injunctive relief sought herein.

COUNT I

(Against All Defendants for Violations of Section 14(a) of the Exchange Act and Rule 14a-9 Promulgated Thereunder)

35. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

36. Section 14(a)(1) of the Exchange Act makes it “unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 78l of this title.” 15 U.S.C. § 78n(a)(1).

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37. Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act, provides that registration statement communications with shareholders shall not contain “any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.” 17 C.F.R. § 240.14a-9.

38. The omission of information from a registration statement will violate Section 14(a) and Rule 14a-9 if other SEC regulations specifically require disclosure of the omitted information.

39. Defendants have issued the Registration Statement with the intention of soliciting stockholder support for the Proposed Transaction. Each of the Defendants reviewed and authorized the dissemination of the Registration Statement, which fails to provide critical information regarding, amongst other things: (i) the valuation analyses performed by the Company’s financial advisors, Barclays and Credit Suisse; (ii) the background process leading up to the Proposed Transaction; and (iii) the potential conflicts of interest faced by Barclays in advising the Board.

40. In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a). The Individual Defendants were therefore negligent, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Registration Statement, but nonetheless failed to obtain and disclose such information to CYS common stockholders although they could have done so without extraordinary effort.

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41. The Individual Defendants knew or were negligent in not knowing that the Registration Statement is materially misleading and omits material facts that are necessary to render it not misleading. The Individual Defendants undoubtedly reviewed and relied upon most if not all of the omitted information identified above in connection with their decision to approve and recommend the Proposed Transaction; indeed, the Registration Statement states that Barclays and Credit Suisse reviewed and discussed their financial analyses with the Board, and further states that the Board considered the financial analyses provided by Barclays and Credit Suisse, as well as its fairness opinion and the assumptions made and matters considered in connection therewith. Further, the Individual Defendants were privy to and had knowledge of the projections for the Company and the details surrounding the process leading up to the signing of the Merger Agreement. The Individual Defendants knew or were negligent in not knowing that the material information identified above has been omitted from the Registration Statement, rendering the sections of the Registration Statement identified above to be materially incomplete and misleading. Indeed, the Individual Defendants were required to, separately, review Barclays’ and Credit Suisse’s analyses in connection with their receipt of the fairness opinion, question the advisors as to the derivation of fairness, and be particularly attentive to the procedures followed in preparing the Registration Statement, and review it carefully before it was disseminated, to corroborate that there are no material misstatements or omissions.

42. The Individual Defendants were, at the very least, negligent in preparing and reviewing the Registration Statement. The preparation of a registration statement by corporate insiders containing materially false or misleading statements or omitting a material fact constitutes negligence. The Individual Defendants were negligent in choosing to omit material information from the Registration Statement or failing to notice the material omissions in the Registration Statement upon reviewing it, which they were required to do carefully as the Company’s directors. Indeed, the Individual Defendants were intricately involved in the process leading up to the signing of the Merger Agreement and the preparation of the Company’s financial projections.

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43. CYS is also deemed negligent as a result of the Individual Defendants’ negligence in preparing and reviewing the Registration Statement.

44. The misrepresentations and omissions in the Registration Statement are material to Plaintiff and the CYS stockholders, who will be deprived of their right to cast an informed vote if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction. Plaintiff and the CYS stockholders have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the CYS stockholders be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

(Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act)

45. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

46. The Individual Defendants acted as controlling persons of CYS within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as directors of CYS, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Registration Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of CYS, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

47. Each of the Individual Defendants was provided with or had unlimited access to copies of the Registration Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

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48. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of CYS, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The omitted information identified above was reviewed by the Board prior to voting on the Proposed Transaction. The Registration Statement at issue contains the unanimous recommendation of the Board to approve the Proposed Transaction. The Individual Defendants were thus directly involved in the making of the Registration Statement.

49. In addition, as the Registration Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Registration Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

50. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

51. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff and the CYS stockholders will be irreparably harmed.

52. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

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PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company discloses the material information discussed above which has been omitted from the Registration Statement;

B. Directing the Individual Defendants to account to Plaintiff for all damages suffered as a result of the Individual Defendants wrongdoing;

C. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

D. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Dated: June 14, 2018		LEVI & KORSINSKY LLP

	By:	/s/ Donald J. Enright
Donald J. Enright (Bar No. 13551)
Elizabeth K. Tripodi
1101 30th Street, N.W., Suite 115
Washington, DC 20007
T: (202) 524-4290
F: (202) 333-2121
Email: denright@zlk.com
etripodi@zlk.com

Attorneys for Plaintiff